FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

WeWork c/o New Found Gold Corp.
1600 - 595 Burrard Street
Vancouver, British Columbia
Canada V7X 1L4
845-535-1486
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:
Form 20-F ______     Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

New Found Gold Corp. (“Company”)
WeWork c/o New Found Gold Corp.
1600 - 595 Burrard Street
Vancouver, British Columbia
Canada V7X 1L4

Item 2	Date of Material Change

November 6, 2023

Item 3	News Release

The Company disseminated a news release announcing the material change described herein through the news dissemination services of Business Wire on November 6, 2023, and a copy was subsequently filed on SEDAR+.

Item 4	Summary of Material Change

The Company announced the that it has closed its previously-announced “bought deal” public offering of 7,725,000 flow-through common shares of the Company (the “Flow-Through Shares”) that will qualify as “flow-through shares” (within the meaning of subsection 66(15) of the Income Tax Act (Canada)) at a price of $7.25 per Flow-Through Share for aggregate gross proceeds of $56,006,250.

Item 5	Full Description of Material Change

Item 5.1	Full Description of Material Change

The Company announced the that it has closed its previously-announced “bought deal” public offering of 7,725,000 Flow-Through Shares that will qualify as “flow-through shares” (within the meaning of subsection 66(15) of the Income Tax Act (Canada)) at a price of $7.25 per Flow-Through Share for aggregate gross proceeds of $56,006,250 (the “Offering”).

The Offering included significant participation by existing shareholders, representing approximately 50% of the issued shares from the Offering.

The Offering was completed pursuant to an underwriting agreement dated November 1, 2023, entered into among the Company and a syndicate of underwriters led by BMO Capital Markets and Canaccord Genuity Corp. and including Paradigm Capital Inc., Laurentian Bank Securities Inc., National Bank Financial Inc., Desjardins Securities Inc., Eight Capital and Roth Canada, Inc.

Mr. Eric Sprott participated in the Offering. Due to his share ownership, Mr. Sprott is considered a “related party” of New Found and, accordingly, the participation in the Offering constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Shareholder Approval (“MI 61-101”). The Company has relied on the exemptions from valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of such related party participation. The Company did not file a material change report 21 days prior to closing the Offering, which the Company deemed reasonable and necessary in the circumstances in order to complete the Offering in a timely manner. The Offering was approved by the directors of the Company and no materially contrary view was expressed nor was there any material disagreement in the approval process adopted by the directors.

The gross proceeds of the Offering will be used by the Company to incur eligible “Canadian exploration expenses” that will qualify as “flow-through mining expenditures” (as such terms are defined in the Income Tax Act (Canada)) (the “Qualifying Expenditures”) related to the Company’s Queensway Project located in Newfoundland, Canada on or before December 31, 2024. All Qualifying Expenditures will be renounced in favour of the subscribers effective December 31, 2023.

Following completion of the Offering, the Company will have approximately $71.4M in cash and marketable securities.
The Flow-Through Shares were offered by way of a prospectus supplement in each of the Provinces and Territories of Canada (other than the Province of Quebec) and were also offered by way of a U.S. prospectus supplement forming part of the Company's registration statement on Form F-10 in the United States.
This material change report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

Item 8	Executive Officer

For further information, please contact Collin Kettell, Chief Executive Officer and Director of the Company, at 1-845-535-1486 or ckettell@newfoundgold.ca.

Item 9	Date of Report

November 6, 2023

Forward Looking Information

This material change report contains certain “forward-looking statements” within the meaning of Canadian and U.S. securities legislation (including the Private Securities Litigation Reform Act of 1995), including statements relating to the use of proceeds of the Offering, the tax treatment of the Flow-Through Common Shares, and the funding of the drill program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “potential”, “goal”, “objective”, “prospective”, “possibly”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV or the NYSE American, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks related to: the tax treatment of the Charity Flow-Through Common Shares, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's Discussion and Analysis, publicly available through the SEDAR+ at www.sedarplus.ca or through the EDGAR at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: November 7, 2023	By:	/s/ Collin Kettell
Chief Executive Officer